EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Martin Midstream GP LLC:
We consent to the incorporation by reference in the registration statement (No. 333-117023) on Form S-3 of Martin Midstream Partners L.P. of our report dated March 14, 2006, with respect to the consolidated balance sheets of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in capital/equity, and cash flows for each of the periods in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which appear in the December 31, 2005 annual report on Form 10-K of Martin Midstream Partners L.P.
KPMG LLP
March 14, 2006